UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

[NOTICE: This Notice of Resolution is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

June 29, 2016

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the matters below were reported and resolved at the 11th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.

Nobuyuki Hirano

Director, President & Group CEO

7-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

Report on the Business Report for the 11th Fiscal Year (from April 1, 2015 to March 31, 2016), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee was made.

Matters Resolved:

<Proposal by the Company (from First Item of Business to Third Item of Business)>

First Item of Business                 Appropriation of Surplus

This item was approved and resolved as originally proposed. The year-end dividend for Ordinary Shares for the fiscal year 2015 was decided at ¥9 per share (which, together with the interim dividend, resulted in the annual dividend being ¥18 per share for the fiscal year 2015). The date on which such appropriation of surplus becomes effective was decided to be June 29, 2016.

Second Item of Business                 Partial Amendments to the Articles of Incorporation

This item was approved and resolved as originally proposed. The details of amendments to the Articles of Incorporation are as follows.

The amendments to the Articles (Article 2 of the Articles of Incorporation) were made to enable the Company to act agilely in response to any future change to the scope of businesses in which bank holding companies are permitted to engage under the Banking Law of Japan.

Third Item of Business                    Election of 17 (Seventeen) Directors

This item was approved and resolved as originally proposed. Messrs. Kiyoshi Sono, Takashi Nagaoka, Nobuyuki Hirano, Tadashi Kuroda, Muneaki Tokunari, Masamichi Yasuda, Takashi Oyamada, Takashi Mikumo, Takehiko Shimamoto, Kunie Okamoto, Tsutomu Okuda, Hiroshi Kawakami, Yukihiro Sato, Akira Yamate and Mses. Yuko Kawamoto and Haruka Matsuyama were reelected and reappointed as Directors, and Mr. Mikio Ikegaya was newly elected and appointed as Director.

Mses. Yuko Kawamoto and Haruka Matsuyama and Messrs. Kunie Okamoto, Tsutomu Okuda, Hiroshi Kawakami, Yukihiro Sato, Akira Yamate are the Outside Directors set out in Article 2, Item 15 of the Companies Act.

<Proposal by Shareholder (from Fourth Item of Business to Fifth Item of Business)>

Fourth Item of Business	Partial Amendments to the Articles of Incorporation (Submission of a Request to the Bank of Japan for Abolishment of the Negative Interest Rate Policy)

This item was not approved.

Fifth Item of Business	Partial Amendments to the Articles of Incorporation (Introduction of a Discount Program for Male Customers)

This item was not approved.

- End -